Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Organization	Percentage Ownership
Tetraphase UK Limited	United Kingdom	100%
Tetraphase Pharma Securities, Inc.	Massachusetts	100%
Tetraphase Pharmaceuticals (Bermuda) Ltd.	Bermuda	100%